UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Virginia National Bankshares Corporation
(Name of Issuer)

Common Stock, par value $2.50
(Title of Class of Securities)

928031 103
(CUSIP Number)

Scott H. Richter, Esq.
LeClairRyan, A Professional Corporation
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, Virginia 23219
(804) 783-2003
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William D. Dittmar, Jr.

2.	Check the Appropriate Box if a Member of Group (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
140,910(1)

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

140,910(1)

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

140,910(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

5.2(2)

14.	Type of Reporting Person (See Instructions)

IN

(1)	Includes 7,433 shares of Common Stock underlying outstanding stock options.
(2)	Based on 2,690,320 shares of Common Stock issued and outstanding on December 13, 2013.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $2.50 per share (the “Common Stock”), of Virginia National Bankshares Corporation, a Virginia corporation (the “Company”). Effective December 16, 2013, the Company became the holding company for Virginia National Bank, a national banking organization (the “Bank”), pursuant to a Reorganization Agreement and Plan of Share Exchange dated March 6, 2013 between the Company and the Bank. The term “Issuer” as used herein shall refer to the Company from and after the date of December 16, 2013 and to the Bank prior to December 16, 2013. The address of the principal executive offices of the Issuer is 404 People Place, Charlottesville, Virginia 22911.

Item 2. Identity and Background.

     This statement on Schedule 13D is being filed by William D. Dittmar, Jr. (“Mr. Dittmar”). Mr. Dittmar is President and Chief Executive Officer of Enterprise Holdings, Inc. and his business address is 401 East Market Street, Charlottesville, Virginia 22902. During the last five years, Mr. Dittmar has not been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors, nor has he been a party to a civil proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Dittmar is a director and the non-executive Chairman of the Board of Directors the Issuer and is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     On December 13, 2013, Mr. Dittmar acquired 15,000 (the “Shares”) of the Issuer’s Common Stock at a purchase price of $17.41 per share in a private transaction. Mr. Dittmar paid cash for the Shares out of personal funds and the aggregate purchase price paid amounted to $261,150.

     Prior to December 13, 2013, Mr. Dittmar purchased 30,000 shares of Common Stock from the Issuer in its initial public offering in 1998, purchased additional shares from time to time thereafter in open market and private transactions, received additional shares pursuant to a stock dividend declared in 2011 and also was granted options to purchase Common Stock by the Issuer.

Item 4. Purpose of the Transaction.

     The Shares were acquired for long-term investment purposes by Mr. Dittmar. Mr. Dittmar intends to acquire additional shares of Common Stock from time to time in both private transactions and open market transactions as conditions warrant.

     Except as disclosed herein, Mr. Dittmar has no present plans or proposals that relate to or would result in any actions or events required to be described in Item 4 of Schedule 13D. Mr. Dittmar currently serves on the Board of Directors of the Issuer and is the non-executive Chairman of the Board. As a director of the Issuer, Mr. Dittmar may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interests in Securities of the Issuer.

     (a) As of December 13, 2013, Mr. Dittmar is the direct beneficial owner of 140,910 shares of Common. Based on 2,690,320 shares of Common Stock issued and outstanding as of December 13, 2013, as reported by the Issuer to Mr. Dittmar beneficially owns 5.2% of the outstanding shares of the Issuer’s Common Stock.

     (b) Mr. Dittmar possesses the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 140,910 shares of Common Stock as a result of his personal ownership of such shares.

     (c) Except as set forth in Item 3 herein, each Mr. Dittmar has not effected any transactions in shares of Common Stock during the 60 days preceding the date hereof.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the issuer.

     Other than as described herein, there are no contracts, arrangements, understandings or relationships between Mr. Dittmar and any other person with respect to the securities of the Issuer. Other than as described herein, and Mr. Dittmar being on the Board of Directors of the Issuer and serving as the non-executive Chairman of the Board, there are no contracts, arrangements, understandings or relationships between the Issuer and Mr. Dittmar with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

     Not applicable.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2013	/s/ William D. Dittmar, Jr.
William D. Dittmar, Jr.